

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 13, 2010

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re:** **Gulf Shores Investments, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 21, 2010**
> **File No. 333-162177**

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our letter.

Risk Factors, page 6

"We Have Limited Operating History . . . ," page 6

1. We note your response to comment 3 in our letter dated April 12, 2010 and we reissue it in its entirety. Please further revise this risk factor to discuss how your limited operating history affects your <u>specific</u> business plan, which is the management of real estate properties.

Plan of Operations, page 20

2. We note your response to comments 10 and 11 in our letter dated April 12, 2010. We are still unclear as to why you believe that your operating expenses over the next 12 months will be $24,000. To that effect, we note that you intend to spend $15,000 on your marketing campaign, identify at least 10 suitable properties to manage and hire two additional employees in the next 12 months. We further note that it appears your

shareholder has only agreed to loan you $15,000 in connection with your marketing campaign. Please revise to explain why you believe your operating expenses will only be $24,000 for the next 12 months and how you will be able to fund your operating expenses.

3.   Please explain why you believe that within 120 days of launching your marketing campaign, you will have identified suitable properties to manage and begin generating revenues.

Executive Compensation, page 23

4.   Please include a narrative description to explain why Mr. Dreslin received $25,900 in "other compensation" in 2009. Refer to Item 402(o) of Regulation S-K for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 24

5.   We note that Donna Dreslin is deemed the beneficial owner of the shares held by David Dreslin, which is 76.7% of the class. Therefore, Ms. Dreslin and her ownership should appear in your beneficial ownership table. Please revise.

Part II – Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

6.   We note your response to comment 13 in our letter dated April 12, 2010 that "[t]here were less than 35 purchasers in the offering completed in August 2009." We note that there were 41 investors in the offering. Please clarify your calculation of purchasers. For example, please tell us how many investors were considered accredited investors and how many were considered purchasers. Please refer to Rule 501(e) and Rule 506 of Regulation D.

Signatures, page 31

7.   We note that Mr. Dreslin has signed the registration statement on behalf of Gulf Shores Investments, Inc. Please also have Mr. Dreslin sign in his individual capacity as the principal executive officer, principal financial officer and principal accounting officer of the company. Refer to Instruction 1 to Signatures in Form S-1 for guidance.

Exhibit 5.1 – Legality Opinion

8.   Please have counsel tell us what records and documents counsel relied upon in rendering his opinion.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David Dreslin
Gulf Shores Investments, Inc.
May 13, 2010
Page 4

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188